Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
__________________________________________

Facsimile (212) 455-2502

June 6, 2017
Via EDGAR

Re:	American Renal Associates Holdings, In.c
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 8, 2017
(File No. 001-37751)

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Decker:
On behalf of our client American Renal Associates Holdings, Inc. (“American Renal” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 25, 2017, concerning the Annual Report on Form 10-K (the “Form 10-K”) of the Company for the fiscal year ended December 31, 2016, filed with the Commission on March 8, 2017 (File No. 001-37751).
We note that the responses set forth below are based solely on information received from the Company’s management.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

Comment 1:
You state that member interests with redemption features that are not solely within your control, such as your noncontrolling interests that are subject to put provisions, are measured at fair value with changes in fair value accounted for as equity transactions. Please tell us in detail and disclose with greater clarity your accounting policy for subsequent measurement. Refer to ASC 480-10-S99-3A, including paragraphs 13 through 15, as refined by paragraphs 16(c), 16(e) and 17.

Response:
Noncontrolling interests (“NCI”) subject to put provisions are measured at fair value with changes in fair value accounted for as equity transactions. Subsequent measurements are accounted for under the guidance set forth in ASC 480-10-S99-3A. Equity instruments that are currently redeemable are adjusted to the maximum redemption amount at the balance sheet date and are presented in temporary equity based on the conditions that exist as of the balance sheet date, as required per paragraph 14 of ASC 480-10-S99-3A. In instances where the equity instrument is not

Mr. Rufus Decker	June 6, 2017

currently redeemable and the Company has determined that the redemption is probable, the Company recognizes the change in the redemption value immediately as it occurs and adjusts the carrying amount of the instrument to equal the redemption value as of the balance sheet date, as allowed per paragraph 15(b) of ASC 480-10-S99-3A. The Company does not have any instruments that are not currently redeemable in which redemption has been determined not probable. At the balance sheet date, the amount presented in temporary equity is no less than the initial amount reported in temporary equity for the instrument, as required by paragraph 16(e) of ASC 480-10-S99-3A. The Company intends to provide this additional detail regarding its accounting policy for subsequent measurement of its noncontrolling interests in its future reports on Form 10-K.
Note 10 - Noncontrolling Interests Subject to Put Provisions, page F-20

Comment 2:
Please tell us the terms of any redemption features related to your noncontrolling interests that would result in mandatory redemption without need for the holder to exercise their put right, such as upon a holder’s death, retirement or other circumstances. Please also tell us how you determined that none of your noncontrolling interests represented mandatorily redeemable financial instruments as that term is defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7.

Response:
As defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7, the Company has concluded that none of our put agreements include mandatorily redeemable financial instruments, as none of the agreements include an unconditional obligation requiring the issuer to redeem the instrument.

In one instance, the Company may be obligated to redeem the instrument without the need for the holder to exercise their put right, in the occurrence of the death of the initial Medical Director. However, this agreement also includes provisions that allow the individual members to transfer their membership interest at any point in time during their ownership. As a result of the transferability clauses included in these agreements, redemption upon death is not an event certain and therefore the Company does not consider these agreements mandatorily redeemable.
Note 15 - Earnings (Loss) Per Share, page F-26

Comment 3:
Please provide us your computation of the adjustment for the change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests. Please also revise your disclosures to reconcile this adjustment with the amounts presented in the noncontrolling interests subject to put provisions column on page F-6.

Response:
The Company’s computation of the adjustment for the change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests for the year ended December 31, 2016 is set forth below (dollars in thousands):

Year Ended
December 31, 2016
Estimated fair values of contractual noncontrolling interest put provisions	$16,835
Estimated fair values for accounting purposes	24,239
Change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	$7,404

Mr. Rufus Decker	June 6, 2017

In addition, the table below sets forth a reconciliation of noncontrolling interests subject to put provisions as reported on page F-6 (dollars in thousands):

Year Ended
December 31, 2016
Noncontrolling interests subject to put provisions - estimated fair values	$122,961
Change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	7,404
Noncontrolling interests subject to put provisions - maximum redemption value	$130,365

The Company acknowledges the Staff’s comment and agrees to revise its disclosure in future filings to include reconciliation tables similar to those above, beginning with the Form 10-Q for the quarter ended June 30, 2017.

Comment 4:
Please tell us how you determined that net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders need not be presented on the face of your statement of operations. Refer to SAB Topic 6:B, including footnote 2.

Response:
The Company has determined that net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders is appropriately disclosed in the notes to the consolidated financial statements (to which there is a cross-reference on the face of the statement of operations), in accordance with paragraph 22(b) of ASC 480-10-S99-3A. The Company has elected as an accounting policy to reflect the change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests through the calculation in arriving at net income available to common shareholders when deriving earnings per share. As the Company has concluded that its noncontrolling interests are in the form of a common stock instrument because the equity ownership aligns with members voting rights, the Company respectfully submits that the guidance in SAB Topic 6B, which is specific to instruments reported as preferred stock, is not applicable to these adjustments to net income (loss) attributable to American Renal Associates Holdings, Inc.

Mr. Rufus Decker	June 6, 2017

Exhibit 23.1

Comment 5:	Please file a signed consent in a manner that results in its inclusion or incorporation by reference into the filing to which the consent relates.

Response:
The Company acknowledges the Staff’s comment and will file a copy of the consent with the appropriate conformed signature as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the registration statement on Form S-8 referenced in the consent.

* * *
Please contact John C. Ericson at (212) 455-3520 with any questions or comments.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:    Suying Li, Division of Corporation Finance

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